**Term sheet**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 167-A-II dated October 7, 2009*

**Term Sheet to**
**Product Supplement No. 167-A-II**
**Registration Statement No. 333-155535**
**Dated December 22, 2010; Rule 433**

# JPMorgan Chase & Co.

| Structured Investments | **$** **Principal-at-Risk Notes Linked to the Dow Jones-UBS Commodity Index Total Return due January 12, 2012** |
|---|---|

## General

- The notes are designed for investors who seek an uncapped leveraged return linked to the Dow Jones-UBS Commodity Index Total Return as described below. Investors should be willing to forgo interim interest payments over the term of the notes and, **if the Index declines or, in certain circumstances, does not appreciate sufficiently, be willing to lose some or all of their principal and some or all of the Aggregate Interest Amount.**
- You may elect to redeem your notes on any business day prior to maturity. See "Additional Key Terms — Optional Early Redemption" in this term sheet for more information.
- Your notes are subject to early mandatory redemption upon certain events. If an early redemption event occurs, you may lose some or all of your initial investment and may lose some or all of the Aggregate Interest Amount. Please see "Additional Key Terms — Early Redemption Events" in this term sheet for more information.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 12, 2012[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 167-A-II, will supersede the terms set forth in product supplement no. 167-A-II. In particular, the Interest Rate will be calculated, and the final Interest Accrual Date will be determined, as set forth below. Please refer to "Key Terms — Interest Rate" and "Additional Key Terms — Interest Accrual Dates," respectively, in this term sheet for more information.**
- The notes are expected to price on or about December 31, 2010 and are expected to settle on or about January 5, 2011.

## Key Terms

**Index:** Dow Jones-UBS Commodity Index Total Return (the "Index"). The value of the Index is published each trading day under the Bloomberg ticker symbol "DJUBSTR".

**Payment at Maturity:** Your payment at maturity per $1,000 principal amount note will be the greater of (a) zero and (b) an amount calculated as follows:

$$\$1,000 \times [1 + (\text{Index Return} - \text{Fee Percentage} - \text{T-Bill Return}) \times \text{Leverage Factor}] + \text{Aggregate Interest Amount}$$

For more information about the impact of Early Redemption Events (which will cause the early acceleration of any and all amounts due and payable under the terms of the notes), please see "Early Redemption Events" below and "Description of Notes — Early Redemption Events" in the accompanying product supplement no. 167-A-II.

*You may lose some or all of your investment and may lose some or all of the Aggregate Interest Amount at the Maturity Date or upon early redemption. Because the Fee Percentage and T-Bill Return will reduce your final payment, you may lose some of your investment and may lose some or all of the Aggregate Interest Amount at the Maturity Date or upon early redemption even if the Ending Index Level increases from the Initial Index Level.*

**Index Return:**
$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

**Initial Index Level:** The Index closing level on the pricing date.

**Ending Index Level:** The Index closing level on the Observation Date.

**Fee Percentage:** 1.00% *multiplied by* a fraction, the numerator of which is the actual number of calendar days in the period from, and including, the settlement date to, but excluding, the Scheduled Maturity Date and the denominator of which is 360.

**T-Bill Return:** The T-Bill Return will be a rate calculated by compounding the T-Bill Rate on each calendar day during the period from, and including, the pricing date to, but excluding, the Observation Date.

**T-Bill Rate:** The 3-month weekly auction high discount rate for U.S. Treasury Bills published on the Bloomberg Screen USB3MTA Page (or any successor page) or, if such rate does not appear on such page (or any successor page) on such day, a rate determined by the calculation agent in good faith and a commercially reasonable manner.

**Leverage Factor:** 3

**Aggregate Interest Amount:** With respect to the Maturity Date, for each $1,000 principal amount note, an amount equal to any Interest Amounts previously accrued and unpaid during the final Interest Accrual Period and any preceding Interest Accrual Periods. Notwithstanding anything to the contrary, the Aggregate Interest Amount will only be paid on the Maturity Date relating to any note.

**Interest Amount:** With respect to any Interest Accrual Period, for each $1,000 principal amount note, an amount equal to (a) $1,000 *plus* any Interest Amount(s) previously accrued and unpaid during any preceding Interest Accrual Period(s), *multiplied by* (b) the Interest Rate *multiplied by* (c) a fraction, the numerator of which is the actual number of days from and including the last Interest Accrual Date to, but excluding, the next succeeding Interest Accrual Date and the denominator of which is 365.

**Interest Rate:** A per annum rate equal to the LIBOR Rate *plus* the LIBOR Spread, as determined by the calculation agent, *provided* that in no event will the Interest Rate be less than zero.

**LIBOR Rate:** The London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity that appears on Reuters page "LIBOR01" (or any successor page) at approximately 11:00 a.m., London time, on the LIBOR Determination Date. If on such LIBOR Determination Date the LIBOR Rate cannot be determined by reference to Reuters page "LIBOR01" (or any successor page), then the calculation agent will determine the LIBOR Rate in accordance with the procedures set forth under "Description of the Notes — Payment at Maturity" in the accompanying product supplement no. 167-A-II.

**LIBOR Determination Date:** The second business day immediately preceding each Interest Accrual Period

**Designated Maturity:** Three months

**LIBOR Spread:** Between 0.00% and -0.20%. the actual LIBOR Spread will be determined on the pricing date and will not be greater than 0.00% or less that -0.20%.

**Other Key Terms:** Please see "Additional Key Terms" in this term sheet for other key terms.

[†] Subject to redemption in the event of an Early Redemption Event as described under "Description of Notes — Early Redemption Events" in the accompanying product supplement no. 167-A-II and to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 167-A-II.

**Investing in the Principal-at-Risk Notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 167-A-II and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

|  | **Price to Public (1)** | **Fees and Commissions (2)** | **Proceeds to Us** |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) The price to the public and fees and commissions include the expected cost of hedging our obligations under the notes through one or more of our affiliates. This hedging cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately $30.00 per $1,000 principal amount note, or 3.00% of the principal amount. For additional related information, please see "Supplemental Use of Proceeds" beginning on page TS-6 of this term sheet.

The agent for this offering, JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this term sheet.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

J.P.Morgan

December 22, 2010

## Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 167-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, the more detailed information contained in product supplement no. 167-A-II dated October 7, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 167-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 167-A-II dated October 7, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003843/e36716-424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

## Additional Key Terms

| | |
|---|---|
| Interest Accrual Periods: | The initial Interest Accrual Period will be the period from and including the issue date of the notes to, but excluding, the first Interest Accrual Date, and any subsequent Interest Accrual Period will be the period from and including the prior Interest Accrual Date to, but excluding, the next succeeding Interest Accrual Date. |
| Interest Accrual Dates: | April 12, 2011, July 12, 2011, October 12, 2011 and January 12, 2012, *provided that* if the Maturity Date is adjusted, as described in "Maturity Date" below, the final Interest Accrual Date will be the Maturity Date, as adjusted. |
| Early Redemption Events: | Any and all amounts due and owing under the notes will be subject to acceleration upon the occurrence of one of the following events: |

- an Optional Early Redemption;
- a Mandatory Early Redemption following an Index Decline; or
- a Mandatory Early Redemption following a commodity hedging disruption event.

|  |  |
|---|---|
| | If the notes are redeemed pursuant to an Early Redemption Event, the Observation Date will be accelerated to the Early Redemption Notice Date, *provided, however*, that the accelerated Observation Date will be subject to postponement in the event of a market disruption event as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 167-A-II. After your notes are redeemed pursuant to an Early Redemption Event, no further amounts will be owed to you under the notes. If the notes are redeemed pursuant to an Early Redemption Event, your payment at maturity, as accelerated, will be made on the Maturity Date, as accelerated, according to the formula set forth in "Key Terms — Payment at Maturity" on the cover of this term sheet. |
| Early Redemption Notice Date: | If the notes are redeemed pursuant to an Early Redemption Event, the Early Redemption Notice Date will be (i) in the case of an Optional Early Redemption, the business day on which you notify us of your desire to redeem the notes by taking the steps described in "Optional Early Redemption" or (ii) in the case of a Mandatory Early Redemption, the business day on which we provide, or cause the calculation agent to provide, written notice of a Mandatory Early Redemption, which will be no earlier than the business day immediately following, and no later than ten business days immediately following, the day on which the Index Decline or commodity hedging disruption event, as applicable, occurred, as described in "Mandatory Early Redemption" below. |
| Optional Early Redemption: | Subject to the requirements described in the accompanying product supplement no. 167-A-II, prior to the Scheduled Maturity Date, on any business day you may elect to redeem the notes by delivering a notice of early redemption, in substantially the form attached as Annex A to this term sheet, to us via email to commodities_institutional_sales_New_York@jpmchase.com, no later than 10:00 a.m., New York City time on such business day (the "Early Redemption Notice Date"). For more information on Optional Early Redemptions, please see "Description of Notes — Early Redemption Events — Optional Early Redemption" in the accompany product supplement no. 167-A-II. |

*(continued on next page)*

## Additional Key Terms (continued)

| | |
|---|---|
| Mandatory Early Redemption: | Subject to the requirements described in the accompanying product supplement no. 167-A-II, the notes will be subject to mandatory redemption by us prior to the Scheduled Maturity Date if (i) the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage (such event, an "Index Decline") or (ii) a commodity hedging disruption event has occurred. |
| | If the Ending Index Level on the accelerated Observation Date declines from the Initial Index Level or does not appreciate enough you may lose some or all of your investment. For more information on Mandatory Early Redemptions, see "Description of Notes — Early Redemption Events — Mandatory Early Redemption" in the accompanying product supplement no. 167-A-II. |
| Index Decline Percentage: | 15% |
| Observation Date: | January 9, 2012, which is subject to acceleration following an Early Redemption Event and to postponement in the event of a market disruption event, as described under "Description of Notes — Early Redemption Events" and "Description of Notes — Payment at Maturity," respectively, in the accompanying product supplement no. 167-A-II. |
| Scheduled Maturity Date: | January 12, 2012 |
| Maturity Date: | The Scheduled Maturity Date, *provided*, *however*, that if an Early Redemption Event occurs, the Maturity Date will be the third Business Day following the Observation Date, as accelerated; *provided*, *further*, that if due to a market disruption event or otherwise, the Observation Date is postponed so that it falls less than three business days prior to the Maturity Date, the Maturity Date will be the third business day following the Observation Date, as postponed. |
| Calculation Agent: | J.P. Morgan Securities Inc. ("JPMS") |
| CUSIP: | 48124A6E2 |

## Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance returns by multiplying a positive Index Return by the Leverage Factor of 3. The notes are not subject to a predetermined maximum gain and, accordingly, your payment at maturity will be determined by the return of the Index, the Fee Percentage, the T-Bill Return, the Leverage Factor and the Aggregate Interest Amount. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE DOW JONES - UBS COMMODITY INDEX TOTAL RETURN**[SM] — The Index is the total return version of the Dow Jones-UBS Commodity Index. The Index is composed of exchange-traded futures contracts on physical commodities and is designed to be a diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. The total return version of the Dow Jones-UBS Commodity Index is equivalent to the excess return version, except that the total return version also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. See "The Dow Jones-UBS Commodity Index Total Return" in the accompanying product supplement no. 167-A-II.

- **OPTIONAL EARLY REDEMPTION** — Prior to the Scheduled Maturity Date, you may notify us of your desire to redeem the notes on any business day. If you request that we redeem your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement 167-A-II and this term sheet, the Observation Date and Maturity Date will be accelerated and for each $1,000 principal amount note you will receive a cash payment on the Maturity Date, as accelerated, that will be based on the "Payment at Maturity," as set forth on the cover of this term sheet.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 167-A-II. We intend to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

## Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in futures contracts composing the Index, in any of the commodities whose futures contracts determine the levels of  the Index, or in any contracts relating to such commodities for which there is an active secondary market.  These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 167-A-II dated October 7, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The amount payable at maturity will depend on the Index Return, as well as on the Fee Percentage, the T-Bill Return, the Leverage Factor and the Aggregate Interest Amount.  You may lose some or all of your investment at maturity or upon early redemption even if the Ending Index Level is greater than zero.  Disregarding the Aggregate Interest Amount, because the Fee Percentage and T-Bill Return reduce your final payment, the Ending Index Level will need to increase relative to the Starting Index Level in an amount at least equal to the percentage of the principal amount represented by the Fee Percentage and T-Bill Return in order for you to receive at least the principal amount of your investment upon early redemption or at maturity. Disregarding the Aggregate Interest Amount, if the increase in the Ending Basket Level is insufficient to offset the negative effect of the Fee Percentage and T-Bill Return, or if the Ending Index Level is less than the Initial Index Level, you will lose some or all of your investment and may lose some or all of the Aggregate Interest Amount upon early redemption or at maturity, as applicable.

- **THE FEE PERCENTAGE AND THE T-BILL RETURN WILL REDUCE YOUR FINAL PAYMENT** — As part of the calculation of your payment at maturity, the Fee Percentage and the T-Bill Return will be subtracted from the Index Return. Even though the notes are linked to a total return index, the T-Bill Return deduction in the calculation of your payment at maturity will offset, in whole or in part, the additional return provided by the total return feature of the Index.  Because the Fee Percentage and the T-Bill Return will reduce your final payment, you may lose some of your investment and may lose some or all of the Aggregate Interest Amount at maturity or upon early redemption even if the Ending Index Level increases from the Initial Index Level.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes upon early redemption or at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes.  As a result, the price, if any, at which JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes until early redemption or maturity.

- **IF THE NOTES ARE REDEEMED FOLLOWING AN EARLY REDEMPTION EVENT, THE AGGREGATE INTEREST AMOUNT AS OF THE MATURITY DATE, AS ACCELERATED, WILL BE LESS THAN THE AGGREGATE INTEREST AMOUNT THAT WOULD HAVE EXISTED AS OF THE SCHEDULED MATURITY DATE** — If the notes are redeemed pursuant to an Early Redemption Event, the final Interest Accrual Date will be the Observation Date, as accelerated.  As a result, the Aggregate Interest Amount that will be a factor in the calculation of your payment at maturity will be less than the Aggregate Interest Amount that would have been a factor in the calculation of your payment at maturity if the notes had not been redeemed prior to the Scheduled Maturity Date.  In addition, your return on the notes following an Early Redemption Event may be less than the return that the notes would have earned if they had been held to the Scheduled Maturity Date and you may not be able to reinvest your funds in an investment that provides the same return provided by the notes.

- **THE FEE PERCENTAGE WILL NOT BE REDUCED IF AN EARLY REDEMPTION EVENT OCCURS** — The Fee Percentage will equal 1.00% *multiplied by* a fraction, the numerator of which is the actual number of calendar days in the period from, and including, the issue date to, but excluding, the Scheduled Maturity Date and the denominator of which is 360.  As a result, the Fee Percentage will be determined on the pricing date, and if an Early Redemption Event occurs prior to the Scheduled Maturity Date, the Fee Percentage will not be reduced.

- **BECAUSE THE NOTES DO NOT PAY INTERIM INTEREST AMOUNTS, YOU WILL BE UNABLE TO REINVEST ANY ACCRUED INTEREST ON THE NOTES INTO AN ALTERNATIVE INVESTMENT PRIOR TO THE MATURITY DATE** — The Aggregate Interest Amount, which is equal to any Interest Amount(s) previously accrued and unpaid during the final Interest Accrual Period and any preceding Interest Accrual Period(s), will only be paid at the Maturity Date relating to any note.  Although any Interest Amount(s) previously accrued and unpaid during any preceding Interest Accrual Period(s) are added to the principal amount of each note for purposes of calculating the Interest Amount for any Interest Accrual Period, you will not be able to reinvest such accrued and unpaid Interest Amount(s) in an alternative investment prior to the Maturity Date.

- **IF YOU EXERCISE YOUR RIGHT TO AN OPTIONAL EARLY REDEMPTION, YOU WILL NOT KNOW THE PAYMENT THAT YOU WILL RECEIVE AT THE TIME YOU EXERCISE THIS RIGHT** — If you decide to exercise your right to an Optional Early Redemption, you will not know the amount of the payment that you will receive at the time that you exercise this right. Following an exercise of your Optional Early Redemption right, the Observation Date for the notes to be redeemed will be deemed to occur on the Early Redemption Notice Date, subject to postponement if such date is not a trading day with respect to the Index or if there is a market disruption event with respect to the Index on such date. Because your notice to us to redeem your notes is irrevocable, and the Ending Index Level on the Observation Date, as accelerated, will not be set at the time you exercise your Optional Early Redemption right, you will be exposed to market risk in the event the market fluctuates after you exercise your Optional Early Redemption right.

- **UNDER CERTAIN CONDITIONS, WE MAY BE REQUIRED TO REDEEM YOUR NOTES EARLY** — If the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage or if a commodity hedging disruption event occurs, a Mandatory Early Redemption will be triggered and we will accelerate the Observation Date, Maturity Date and payment on your notes. In this case, the Observation Date, as accelerated, will be the Early Redemption Notice Date, which will be the business day on which we provide, or cause the calculation agent to provide, written notice to the trustee of a Mandatory Early Redemption, which will be no earlier than the business day immediately following, and no later than ten business days immediately following, the day on which the Index Decline or commodity hedging disruption event, as applicable, occurred. If the Ending Index Level on the accelerated Observation Date declines from the Initial Index Level or does not increase sufficiently to offset the negative effect of the Fee Percentage and the T-Bill Return, you will lose some or all of your entire investment and may lose some or all of the Aggregate Interest Amount. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX** — Market prices of the commodity options futures contracts underlying the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may affect the level of the Index in varying ways, and different factors may cause the value of different commodities included in the Index, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants' position limits in certain commodity-based futures contracts, such as futures contracts on certain energy and agricultural based commodities. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts.

  Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "Description of Notes — Early Redemption Events." and "General Terms of Notes — Market Disruption Event" in the accompanying product supplement no. 167-A-II for more information.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES** — The notes are linked to the Index, which is linked to commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITIES OR COMMODITY FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually purchased the futures contracts composing the Index, the commodities upon which the futures contracts that compose the Index are based, or other exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES** — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a *negative* "roll yield." Contango could adversely affect the value of the Index and thus the value of notes linked to the Index. Many of the futures contracts underlying the Index have historically been in contango.

- **INVESTMENTS RELATED TO THE VALUE OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The value of the Index is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as those described below under "— Commodity Prices Are Characterized by High and Unpredictable Volatility, Which Could Lead to High and Unpredictable Volatility in the Index" may have a larger impact on commodity futures contract prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

- **NO INTERIM INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interim interest amounts.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the Index closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility in the Index;
  - the time to maturity of the notes;
  - the market price of the physical commodities upon which the futures contracts that compose the constituents are based;
  - interest and yield rates in the market generally;
  - whether the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage;
  - economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the Index or markets generally and which may affect the value of the commodity futures contracts, and thus the closing level of the Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment at maturity on the notes. The hypothetical payments at maturity set forth below reflect the Leverage Factor of 3, the Fee Percentage of 1.03333% (calculated in the manner set forth under "Key Terms — Fee Percentage" on the cover of this term sheet) and assume an Initial Index Level of 320, a T-Bill Return of 0.15% and an Aggregate Interest Amount of $2.00. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. **For example, the Aggregate Interest Amount will depend on whether an Early Redemption Event occurs and the T-Bill Return will depend on the performance of the T-Bill Rate, neither of which will be known on the pricing date.** The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Ending Index Level | Index Return | $1,000 x [1 + (Index Return – Fee Percentage – T-Bill Return ) x Leverage Factor] | | Aggregate Interest Amount | | Payment at Maturity |
|---|---|---|---|---|---|---|
| 576.00 | 80.00% | $3,364.50 | + | $2.00 | = | $3,366.50 |
| 512.00 | 60.00% | $2,764.50 | + | $2.00 | = | $2,766.50 |
| 448.00 | 40.00% | $2,164.50 | + | $2.00 | = | $2,166.50 |
| 384.00 | 20.00% | $1,564.50 | + | $2.00 | = | $1,566.50 |
| 352.00 | 10.00% | $1,264.50 | + | $2.00 | = | $1,266.50 |
| 336.00 | 5.00% | $1,114.50 | + | $2.00 | = | $1,116.50 |
| 320.32 | 0.10% | $967.50 | + | $2.00 | = | $969.50 |
| **320.00** | **0.00%** | **$964.50** | **+** | **$2.00** | **=** | **$966.50** |
| 304.00 | -5.00% | $814.50 | + | $2.00 | = | $816.50 |
| 288.00 | -10.00% | $664.50 | + | $2.00 | = | $666.50 |
| 272.00 | -15.00% | $514.50 | + | $2.00 | = | $516.50 |
| 256.00 | -20.00% | $364.50 | + | $2.00 | = | $366.50 |
| 224.00 | -30.00% | $64.50 | + | $2.00 | = | $66.50 |
| 192.00 | -40.00% | -$235.50 | + | $2.00 | = | $0.00 |
| 160.00 | -50.00% | -$535.50 | + | $2.00 | = | $0.00 |
| 128.00 | -60.00% | -$835.50 | + | $2.00 | = | $0.00 |
| 96.00 | -70.00% | -$1,135.50 | + | $2.00 | = | $0.00 |
| 64.00 | -80.00% | -$1,435.50 | + | $2.00 | = | $0.00 |
| 32.00 | -90.00% | -$1,735.50 | + | $2.00 | = | $0.00 |
| 0.00 | -100.00% | -$2,035.50 | + | $2.00 | = | $0.00 |

### Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical payments set forth in the table above are calculated.

**Example 1: The Ending Index Level increases from the Initial Index Level of 320 to an Ending Index Level of 336.** Because the Ending Index Level of 336 is greater than the Initial Index Level of 320, the investor receives a payment at maturity of $1,116.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times [1 + (5.00\% - 1.03333\% - 0.15\%) \times 3] + \$10 = \$1,116.50$$

**Example 2: The Ending Index Level increases from the Initial Index Level of 320 to an Ending Index Level of 320.32.** Even though the Ending Index Level of 320.32 is greater than the Initial Index Level of 320, the investor receives a payment at maturity of $969.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times [1 + (0.10\% - 1.03333\% - 0.15\%) \times 3] + \$10 = \$969.50$$

**Example 3: The Ending Index Level decreases from the Initial Index Level of 320 to an Ending Index Level of 256.** Because the Ending Index Level of 256 is less than the Initial Index Level of 320, the investor receives a payment at maturity of $366.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times [1 + (-20.00\% - 1.03333\% - 0.15\%) \times 3] + \$10 = \$366.50$$

**Example 4: The Ending Index Level decreases from the Initial Index Level of 320 to an Ending Index Level of 0.** Because the Ending Index Level of 0 is less than the Initial Index Level of 320, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

### Hypothetical Back-tested Data and Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing levels from January 7, 2005 to December 17, 2010. The Index closing level on December 21, 2010 was 317.1501. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



### Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying product supplement no. 167-A-II (in particular, the second paragraph of the "Use of Proceeds" section on PS-33 of the accompanying product supplement), for purposes of the notes offered by this term sheet, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed 5.00% per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

### Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

# FORM OF NOTICE OF REDEMPTION

To: commodities_institutional_sales_New_York@jpmchase.com

Subject: Principal-at-Risk Notes Linked to the Dow Jones-UBS Commodity Index Total Return due January 12, 2012

The undersigned hereby irrevocably elects to exercise the right to have JPMorgan Chase & Co. redeem certain notes described in product supplement no. 167-A-II, dated October 7, 2009 and pricing supplement no. ___ dated December ____, 2010.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the Observation Date, as accelerated, with respect to the number of notes specified below at a price per note equal to the applicable redemption value on the Observation Date, as accelerated, and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time on the Maturity Date, as accelerated.
CUSIP No.: _____

Name of holder:

Number of $1,000 principal amount notes to be redeemed:

DTC # (and any relevant sub-account):

Date: _____, 20__

Contact Name:

Telephone #:

Fax #:

Email:

Acknowledgement: I acknowledge that the notes specified above will not be redeemed unless all of the requirements specified in the product supplement and pricing supplement relating to the notes are satisfied.

** Questions regarding the repurchase requirements of your notes should be directed to commodities_institutional_sales_New_York@jpmchase.com.